UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company)

HEARST-ARGYLE TELEVISION, INC.
(Name of Person(s) Filing Statement)

Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

422317 10 7
(CUSIP Number of Class of Securities)

Jonathan C. Mintzer
Vice President, General Counsel and Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, NY 10019
Telephone (212) 887-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

[x]                    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Item 9. Exhibits.

Exhibit	Description
99.1	Press Release dated August 27, 2007